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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     Schedule 13G

                      Under the Securities Exchange Act of 1934

                                   (Amendment No. )

                            Windmere Durable Holdings Inc.
                                   (Name of Issuer)

                                        Common
                            (Title of Class of Securities)

                                     973411 10 1
                                    (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No. 973411 10 1
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Global Investors LLC  94-3244780

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                     (b)       [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER                     1,583,244
6 SHARED VOTING POWER                   -0-
7 SOLE DISPOSITIVE POWER                2,166,244
8 SHARED DISPOSITIVE POWER              20,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,186,244

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.002%

12
TYPE OF REPORTING PERSON*

     Dresdner RCM Global Investors LLC -IA,OO

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Item 1(a) Name of Issuer:

     Windmere Durable Holdings Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     5980 Miami Lakes Drive
     Miami Lakes, FL  33014

Item 2(a) Name of Person Filing:

     Dresdner RCM Global Investors LLC

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     973411 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By /s/ Susan C. Gause
Susan C. Gause
Chief Operating Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRESDNER RCM GLOBAL INVESTORS LLC

By /s/ Susan C. Gause                                  August 9, 1998
   Susan C. Gause
   Chief Operating Officer